UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated August 13, 2014, announcing the Company's financial and operating results for the second quarter ended June 30, 2014.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: August 13, 2014	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces Second Quarter 2014 Financial Results

PIRAEUS, Greece, August 13, 2014 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the second quarter ended June 30th, 2014.

Second Quarter Highlights

•	SALES VOLUMES OF 2,659,620 METRIC TONS.
•	GROSS PROFIT OF $84.5 MILLION.
•	OPERATING INCOME OF $19.3 MILLION.
•	NET INCOME ATTRIBUTABLE TO AEGEAN SHAREHOLDERS OF $9.3 MILLION OR $0.20 BASIC AND DILUTED EARNINGS PER SHARE.
•	EBITDA OF $26.7 MILLION.

E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network, commented, "Our strong second quarter results extend our recent track record of profitability and growth and demonstrate that we are successfully executing our strategy despite prevailing industry headwinds. We have developed sustainable growth drivers and believe we remain well positioned to continue to consistently deliver strong results."

Mr. Tavlarios continued, "During 2014, we have successfully integrated our newly acquired East Coast business, sold four non-core vessels and completed the construction of our Fujairah storage facility while continuing to deliver solid results in a challenging market. We are excited about the forthcoming commencement of storage operations in Fujairah in the second half of 2014, and believe we have additional opportunities to expand our market share.  With a sound strategy in place and the proven ability to successfully execute, we are well positioned to further enhance shareholder value."

The Company achieved net income attributable to Aegean shareholders for the three months ended June 30, 2014 of $9.3 million, or $0.20 basic diluted earnings per share.  For the three months ended June 30, 2013, the Company recorded net income attributable to Aegean shareholders of $5.5 million, or $0.12 basic and diluted earnings per share.
1

Total revenues for the three months ended June 30, 2014, increased by 1.7% to $1,720.2 million compared with $1,691.8 million reported for the same period in 2013. For the three months ended June 30, 2014, sales of marine petroleum products increased by 1.4% to $1,705.2 million compared with $1,680.9 million for the same period in 2013. Gross profit, which equals total revenue less directly attributable cost of revenue increased by 21.6% to $84.5 million in the second quarter of 2014 compared with $69.5 million in the same period in 2013.

For the three months ended June 30, 2014, the volume of marine fuel sold by the Company decreased by 1.2% to 2,659,620 metric tons compared with 2,693,151 metric tons in the same period in 2013.

Operating income for the second quarter of 2014 increased to $19.3 million as compared to $13.2 million, adjusted for the sale of non-core assets for the same period in 2013. Operating expenses increased by $8.4 million, or 14.8%, to $65.2 million for the three months ended June 30, 2014, compared with $56.8 million for the same period in 2013.

Liquidity and Capital Resources

Net cash used in operating activities was $34.3 million for the three months ended June 30, 2014. Net income, as adjusted for non-cash items (as defined in Note 9) was $18.6 million for the period.

Net cash used in investing activities was $32.6 million for the three months ended June 30, 2014, mainly due to advances for other fixed assets under construction. Net cash provided by financing activities was $59.1 million for the three months ended June 30, 2014, mainly used to finance our purchases.

As of June 30, 2014, the Company had cash and cash equivalents of $106.9 million and working capital of $223.4 million. Non-cash working capital, or working capital excluding cash and debt, was $644.9 million.

As of June 30, 2014, the Company had $582.9 million in available liquidity, which includes unrestricted cash and cash equivalents of $106.9 million and available undrawn amounts under the Company's working capital facilities of $476.0 million, to finance working capital requirements.

The basic and diluted weighted average of common shares outstanding for the three months ended June 30, 2014 were 46,289,429. The basic and diluted weighted average of common shares outstanding for the three months ended June 30, 2013 were 45,681,518.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated,  "On the operating side, our business model has consistently proved to be resilient even in volatile market conditions and is a driver of our strong financial position, which differentiates Aegean from its competitors. We have been vigilant in streamlining expenses, optimizing our assets and enhancing the company's financial flexibility."

Mr. Gianniotis concluded, "Our business strategy continues to yield distinct competitive advantages that we believe will allow us to further expand our global market share and pursue profitable revenue growth opportunities. Our dedicated team has built a strong foundation for profitable growth, and we expect to continue on our positive trajectory."

2

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2013	2014	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,682,076	$1,711,953	$3,245,978	$3,402,137
Revenues - related companies	9,748	8,261	16,337	12,441
Total revenues	1,691,824	1,720,214	3,262,315	3,414,578
Cost of revenues - third parties	1,583,580	1,534,520	3,000,061	3,059,244
Cost of revenues– related companies	38,762	101,229	122,049	187,958
Total cost of revenues	1,622,342	1,635,749	3,122,110	3,247,202
Gross profit	69,482	84,465	140,205	167,376
Operating expenses:
Selling and distribution	48,622	55,798	99,578	110,766
General and administrative	7,275	8,338	14,240	16,463
Amortization of intangible assets	374	1,033	750	2,055
Loss / (gain) on sale of vessels, net	512	-	3,780	(493)
Vessel Impairment Charge	-	-	-	4,062
Operating income	12,699	19,296	21,857	34,523
Net financing cost	(7,083)	(8,530)	(13,236)	(16,990)
Gain on sale of subsidiary, net	-	-	4,174	-
Foreign exchange (losses) / gain, net	(70)	(152)	329	97
Income taxes income / (expense)	15	(1,269)	(396)	(3,165)
Net income	5,561	9,345	12,728	14,465
Less income attributable to non-controlling interest	21	22	2	46
Net income attributable to AMPNI shareholders	$5,540	$9,323	$12,726	$14,419
Basic earnings per share (U.S. dollars)	$0.12	$0.20	$$0.27	$$0.30
Diluted earnings per share (U.S. dollars)	$0.12	$0.20	$$0.27	$$0.30

EBITDA(1)	$19,719	$26,740	$40,740	$50,196

Other Financial Data:
Gross spread on marine petroleum products(2)	$63,262	$78,066	$126,446	$151,334
Gross spread on lubricants(2)	1,096	585	2,155	1,487
Gross spread on marine fuel(2)	62,166	77,481	124,291	149,847
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	23.1	29.1	24.6	27.9
Net cash used in operating activities	$(66,365)	$(34,341)	$(24,184)	$(66,833)
Net cash used in investing activities	(20,341)	(32,593)	(23,361)	(46,768)
Net cash provided by financing activities	87,524	59,096	33,393	158,151

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,693,151	2,659,620	5,060,228	5,365,443

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	54.0	51.0	54.0	51.0
Average number of owned bunkering tankers(4)(5)	54.2	51.0	54.8	51.5
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	8.0	14.0	8.0	14.0

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Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2013	As of June 30, 2014

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	62,575	106,929
Gross trade receivables	472,543	562,515
Allowance for doubtful accounts	(2,622)	(3,094)
Inventories	303,297	265,732
Current assets	896,730	1,002,081
Total assets	1,616,185	1,742,731
Trade payables	241,743	201,615
Current liabilities (including current portion of long-term debt)	652,277	778,728
Total debt	783,317	943,944
Total liabilities	1,072,439	1,183,168
Total stockholder's equity	543,746	559,563

Working Capital Data:
Working capital(8)	244,453	223,353
Working capital excluding cash and debt(8)	541,919	644,937

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended June 30,
	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	5,540	9,323

Add: Net financing cost including amortization of financing costs	7,083	8,530
Add/(Less): Income tax expense/(income)	(15)	1,269
Add: Depreciation and amortization excluding amortization of financing costs	7,111	7,618

EBITDA	19,719	26,740

4

2.	Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended June 30,
	2013	2014
Sales of marine petroleum products	1,680,923	1,705,188
Less: Cost of marine petroleum products sold	(1,617,661)	(1,627,122)
Gross spread on marine petroleum products	63,262	78,066
Less: Gross spread on lubricants	(1,096)	(585)
Gross spread on marine fuel	62,166	77,481

Sales volume of marine fuel (metric tons)	2,693,151	2,659,620

Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.1	29.1

3.	Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.
The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, Algeciras, US East Coast  and Greece, where the Company conducts operations through its related company, Aegean Oil.
5

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.	Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.	The Company owns one Aframax tanker, the Leader as a floating storage facility in the United Arab Emirates, a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe. The Company also operates on-land storage facilities in Portland, Las Palmas, Tangiers, Panama, U.S.A. and Barcelona.
The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.	Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.	Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Second Quarter 2014 Dividend Announcement
On August 13, 2014, the Company's Board of Directors declared a second quarter 2014 dividend of $0.01 per share payable on September 10, 2014 to shareholders of record as of August 27, 2014. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, August 14, 2014 at 8:30 a.m. Eastern Time, to discuss its second quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 389-5988 (for U.S.-based callers) or (719) 325-2429 (for international callers) and enter the passcode: 7807271.
6

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through Augst 28, 2014 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 7807271.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 27 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, US East Coast and Algeciras. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

7

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS   AS OF DECEMBER 31, 2013 AND JUNE 30, 2014
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)
	December 31, 2013	June 30, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,575	$106,929
Trade receivables, net of allowance for doubtful accounts of $2,622 and $3,094, as of December 31, 2013 and June 30, 2014, respectively	469,921	559,421
Due from related companies	14,654	17,335
Inventories	303,297	265,732
Prepayments and other current assets	38,707	36,832
Deferred tax asset	1,044	962
Restricted cash	6,532	13,128
Vessel held for sale	-	1,742
Total current assets	896,730	1,002,081

FIXED ASSETS:
Advances for vessels under construction and acquisitions	1,585	1,681
Advances for other fixed assets under construction	159,062	188,280
Vessels, cost	517,225	503,541
Vessels, accumulated depreciation	(95,696)	(90,873)
Other fixed assets, net	22,909	28,914
Total fixed assets	605,085	631,543

OTHER NON-CURRENT ASSETS:
Deferred charges, net	27,478	24,695
Intangible assets	18,830	16,775
Goodwill	66,031	66,031
Deferred tax asset	1,852	1,427
Other non-current assets	179	179
Total assets	1,616,185	1,742,731

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	331,590	502,895
Current portion of long-term debt	34,983	38,746
Trade payables to third parties	231,235	187,917
Trade payables to related companies	10,508	13,698
Other payables to related companies	1,902	950
Derivative liability	839	1,359
Accrued and other current liabilities	41,220	33,163
Total current liabilities	652,277	778,728

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	416,744	402,303
Deferred tax liability	2,017	664
Derivative liability	470	569
Other non-current liabilities	931	904
Total non-current liabilities	420,162	404,440

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2013 and June 30, 2014; 49,243,659 and 50,219,409 shares issued and 47,272,020 and 48,247,770 shares outstanding at December 31, 2013 and June 30, 2014	492	502
Treasury stock $0.01 par value; 1,967,639 shares, repurchased at December 31, 2013 and June 30, 2014	(29,327)	(29,327)
Additional paid-in capital	363,160	365,457
Retained earnings	209,130	222,594
Total AMPNI stockholders' equity	543,455	559,226

Non-controlling interest	291	337
Total equity	543,746	559,563
Total liabilities and equity	$1,616,185	$1,742,731

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Six Months Ended June 30,
	2013	2014

Revenues
Revenues – third parties	$3,245,978	$3,402,137
Revenues – related companies	16,337	12,441
Total Revenues	3,262,315	3,414,578

Cost of Revenues
Cost of revenues– third parties	3,000,061	3,059,244
Cost of revenues – related companies	122,049	187,958
Total Cost of Revenues	3,122,110	3,247,202

Gross Profit	140,205	167,376

OPERATING EXPENSES:
Selling and Distribution	99,578	110,766
General and Administrative	14,240	16,463
Amortization of intangible assets	750	2,055
Loss/ (gain) on sale of vessels	3,780	(493)
Vessel impairment charge	-	4,062
Total operating expenses	118,348	132,853

Operating income	21,857	34,523

OTHER INCOME/(EXPENSE):
Interest and finance costs	(13,264)	(17,041)
Interest income	28	51
Gain on sale of subsidiary	4,174	-
Foreign exchange gains, net	329	97
	(8,733)	(16,893)

Income before provision for income taxes	13,124	17,630

Income taxes	(396)	(3,165)

Net income	12,728	14,465
Net income attributable to non-controlling interest	2	46
Net income attributable to AMPNI shareholders	$12,726	$14,419

Basic earnings per common share	$0.27	$0.30
Diluted earnings per common share	$0.27	$0.30

Weighted average number of shares, basic	45,670,903	46,215,011
Weighted average number of shares, diluted	45,670,903	46,215,011

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	(29,307)	345,556	183,951	3,852	$504,518

- Net Income	-	-	-	-	-	-	12,726	2	12,728
- Dividends paid to non-controlling interest	-	-	-	-	-	-	-	(2,713)	(2,713)
- Dividends declared and paid ($0.02 per share)	-	-	-	-	-	-	(939)	-	(939)
- Share-based compensation	660,621	6	-	-	-	1,926	-	-	1,932
- Sale of subsidiary	-	-	-	-	-	-	-	(815)	(815)

BALANCE, June 30, 2013	49,213,659	492	(1,971,639)	(20)	(29,307)	347,482	195,738	326	$514,711

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	363,160	209,130	291	$543,746

- Net income	-	-	-	-	-	-	14,419	46	14,465
- Dividends declared and paid ($0.02 per share)	-	-	-	-	-	-	(955)	-	(955)
- Share-based compensation	975,750	10	-	-	-	2,297	-	-	2,307

BALANCE, June 30, 2014	50,219,409	502	(1,971,639)	(20)	(29,307)	365,457	222,594	337	559,563

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014
(UNAUDITED)

(Expressed in thousands of U.S. dollars)
	Six Months Ended June 30,
	2013	2014
Cash flows from operating activities:
Net income	$12,728	$14,465
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	10,127	10,549
(Release of) / Provision of doubtful accounts	(431)	472
Share-based compensation	1,932	2,307
Amortization	4,438	6,999
Net deferred tax expense /( benefit)	150	(846)
Unrealized (gain) loss on derivatives	(178)	619
Loss/ (gain) on sale of vessels, net	3,780	(493)
Gain on sale of subsidiary	(4,174)	-
Vessel impairment charge	-	4,062
Unrealized foreign exchange gain	(143)	(68)
Decrease / (Increase) in:
Trade receivables	(22,375)	(89,776)
Due from related companies	(2,247)	(2,681)
Inventories	(19,921)	37,565
Prepayments and other current assets	(436)	1,875
Increase/ (Decrease) in:
Trade payables	3,571	(40,128)
Other payables to related companies	904	(952)
Accrued and other current liabilities	(324)	(7,359)
Decrease in other non-current assets	50	-
Increase in other non-current liabilities	141	361
Payments for dry-docking	(4,634)	(3,804)
Net cash used in operating activities	(24,184)	(66,833)

Cash flows from investing activities:
Advances for vessels under construction	-	(96)
Vessel acquisitions	-	(7,587)
Advances for other fixed assets under construction	(37,094)	(28,385)
Proceeds from sale of subsidiary, net of cash surrendered	6,149	-
Net proceeds from sale of vessels	7,990	3,100
Purchase of other fixed assets	(456)	(7,204)
Decrease/ (Increase) in restricted cash	50	(6,596)
Net cash used in investing activities	(23,361)	(46,768)

Cash flows from financing activities:
Proceeds from long-term debt	11,000	119,455
Repayment of long-term debt	(67,150)	(16,179)
Repayment of capital lease obligation	(600)	(395)
Net change in short-term borrowings	93,795	56,305
Financing costs paid	-	(80)
Dividends paid to non-controlling interest	(2,713)	-
Dividends paid	(939)	(955)
Net cash provided by financing activities	33,393	158,151

Effect of exchange rate changes on cash and cash equivalents	(219)	(196)

Net (decrease)/ increase in cash and cash equivalents	(14,371)	44,354
Cash and cash equivalents at beginning of period	77,246	62,575
Cash and cash equivalents at end of period	$62,875	106,929

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

2.	Significant accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013. There have been no material changes to these policies in the six-month period ended June 30, 2014, except for an additional accounting policy, which is as follows:

Assets Held for Sale: It is the Company's policy to dispose of vessels when suitable     opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel's carrying amount to its fair value less cost to sell.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

New accounting pronouncements

Revenue from Contracts with Customers: On May 28, 2014, the Financial Accounting Standards Board issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States. The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective e for annual and interim periods beginning after December 15, 2016 and early adoption is prohibited. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows

 3.       Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 12, 2013 and valid until November 14, 2014, the Company sold $281,627 and $275,783 of trade accounts receivable during the periods ended June 30, 2013 and 2014, respectively, net of servicing fees of $790 and $708, included in the consolidated statements of income.

4.	Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2013	June 30, 2014
Held for sale:
Marine Fuel Oil	$270,066	$224,558
Marine Gas Oil	27,812	37,016
	297,878	261,574
Held for consumption:
Marine fuel	4,477	3,191
Lubricants	809	774
Stores	20	15
Victuals	113	178
	5,419	4,158
Total	$303,297	$265,732

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.	Advances for Vessels under Construction and Acquisitions:

During the six months ended June 30, 2014, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2013	$1,585
Advances for vessels under construction and related costs	96
Balance, June 30, 2014	$1,681

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the remaining shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction period which were capitalized.

6.	Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company's subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates. The Company is expected to complete the construction of the new facility in the second half of 2014 and the payments of the contractual amounts are made with the progress of the construction.  As of June 30, 2014, the Company has paid advances for construction of the in-land storage facility amounting to $177,693 and we capitalized interest of amount $10,587. The contractual obligations arising from signed contracts relating to this project after June 30, 2014 are approximately $8,000 for 2014.

7.	Vessels:

During the six months ended June 30, 2014, the movement of the account vessels was as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$517,225	(95,696)	$421,529
- Vessel acquired and delivered	7,587	-	7,587
- Depreciation	-	(9,350)	(9,350)
- Vessels sold	(9,147)	6,687	(2,460)
- Reclassified to held for sale	(8,214)	7,486	(728)
- Impairment charge	(3,910)	-	(3,910)
Balance, June 30, 2014	$503,541	(90,873)	$412,668

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

On March 10, 2014, the Company entered into a Memorandum of Agreement to sell Aegean Flower, a 6,523 dwt double hull bunkering tanker, to a third-party purchaser, for a contracted sales price of $2,000. The vessel was delivered to its new owners on April 1, 2014. As of March 31, 2014, the vessel Aegean Flower was classified as asset held for sale and was recorded at the lower of its carrying amount and fair value less cost to sell.  The resulting impairment loss of $4,062 is included under "Vessel impairment charge" in the accompanying condensed consolidated statements of income.

On March 25, 2014, the Company's subsidiary, Aegean Barges NV, took delivery of a Belgian-flagged 4,100 dwt (built in 2006) in-land waterway double hull bunkering tanker, the Elveba (renamed "New Jersey"), to deploy in the A.R.A. region. The vessel was purchased from a third-party purchaser for $7,587 (€5,500,000).

On March 28, 2014, the Company completed the sale of the vessel Aegean X to an unaffiliated third-party purchaser for an aggregate price of $1,700. The gain on sale of $493 was calculated as the net sales price less the carrying value of the vessel of $460 and the carrying value of unamortized dry-docking costs of $747. This gain is included under the gain on sale of vessels in the accompanying condensed consolidated statements of income.

On May 27, 2014, the Company entered into a Memorandum of Agreement to sell Aegean XI, an 11,050 dwt double hull bunkering tanker, to a third-party purchaser, for a contracted sales price of $2,500. The vessel was delivered to its new owners on July 3, 2014. As of June 30, 2014, the vessel Aegean XI was classified as asset held for sale and was recorded at its carrying value of $1,742 which was calculated as the carrying value of the vessel of $728 and the carrying value of unamortized dry-docking costs of $1,024.

8.	Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2013	$9,036	$3,459	$13,196	$25,691
- Additions	-	-	7,204	7,204
- Disposals	-	-	(33)	(33)
Cost, June 30, 2014	9,036	3,459	20,367	32,862

Accumulated depreciation, December 31, 2013	-	(519)	(2,263)	(2,782)
- Depreciation expense	-	(41)	(1,158)	(1,199)
- Disposals	-	-	33	33
Accumulated depreciation, June 30, 2014	-	(560)	(3,388)	(3,948)

Net book value, December 31, 2013	9,036	2,940	10,933	22,909
Net book value, June 30, 2014	$9,036	$2,899	$16,979	$28,914

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.	Deferred Charges:

During the six months ended June 30, 2014, the movement of the account deferred charges was as follows:
	Dry-docking	Financing Costs	Total
Balance, December 31, 2013	$16,993	$10,485	$27,478
- Additions	3,713	80	3,793
- Disposals	(747)	-	(747)
- Reclassified to held for sale	(1,014)	-	(1,014)
- Impairment charge	(152)	-	(152)
- Amortization for the period	(3,018)	(1,645)	(4,663)
Balance, June 30, 2014	$15,775	$8,920	$24,695

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

10.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at June 30, 2014.
Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites, a non-compete covenant acquired with the Aegean NWE business and a below market time charter on a barging vessel, acquired with the U.S. East Coast business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Below Market Acquired Time Charter	Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2013	$1,915	$19,797	$3,365	$25,077
	June 30, 2014	1,915	19,797	3,365	25,077
Accumulated Amortization as per	December 31, 2013	(94)	(4,214)	(1,939)	(6,247)
	June 30, 2014	(1,402)	(4,701)	(2,199)	(8,302)
NBV as per	December 31, 2013	1,821	15,583	1,426	18,830
	June 30, 2014	513	15,096	1,166	16,775
Amortization Schedule	July 1, to December 31, 2014	513	499	257	1,269
	2015	-	988	517	1,505
	2016	-	988	392	1,380
	2017	-	988	-	988
	2018	-	988	-	988
	Thereafter	-	10,645	-	10,645

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2013	June 30, 2014
Short-term borrowings:
Revolving overdraft facility dated 7/26/2013	$7,993	$6,993
Trade credit facility dated 8/9/2013	20,853	-
Revolving credit facility dated 11/16/2013	65,120	-
Revolving credit facility dated 9/1/2013	28,467	-
Revolving credit facility dated 5/10/2013	109,871	-
Security agreement dated dated 12/17/2013	99,286	146,199
Borrowing base facility agreement dated 9/19/2013	-	349,703
Total short-term borrowings	$331,590	$502,895
Long-term debt:
Secured syndicated term loan dated 8/30/2005	$22,539	$21,340
Secured term loan facility under senior secured credit facility dated 12/19/2006	17,020	15,620
Secured term loan dated 10/25/2006	19,019	18,275
Secured term loan dated 10/27/2006	12,376	11,764
Secured syndicated term loan dated 10/30/2006	49,374	47,660
Secured term loan dated 9/12/2008	29,675	27,538
Secured syndicated term loan dated 4/24/2008	27,555	26,573
Secured syndicated term loan dated 7/8/2008	3,971	3,088
Secured term loan dated 4/1/2010	1,922	1,735
Secured term loan dated 4/1/2010	275	-
Roll over agreement dated 4/1/2010	6,386	6,072
Corporate credit facility dated 3/11/2013	73,500	67,700
Senior convertible notes	73,115	74,229
Trade credit facility dated 8/9/2013	115,000	-
Borrowing base facility agreement dated 9/19/2013	-	115,000
Roll over agreement dated 3/21/2014	-	4,455
Total	451,727	441,049
Less: Current portion of long-term debt	(34,983)	(38,746)
Long-term debt, net of current portion	$416,744	$402,303

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.
On March 21, 2014, the Company signed a roll over loan agreement with a bank for the purpose of financing its new secondhand vessel New Jersey for an amount of $4,545 and bears interest at LIBOR plus 2.80%. The credit facility is repayable in forty quarterly installments.

Details of the Company's credit facilities are discussed in notes 14 and 15 of the Company's Consolidated Financial Statements for the year ended December 31, 2013 included in the Company's Annual Report on Form 20-F.
As at June 30, 2014, the Company was in compliance with all of its covenants contained in its credit facilities.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The annual principal payments of long-term debt required to be made after June 30, 2014 is as follows:

Amount
July 1 to December 31, 2014	$19,523
2015	38,706
2016	153,782
2017	44,281
2018	112,245
2019 and thereafter	84,533
Total principal payments	453,070
Less: Unamortized portion of notes' discount	(12,021)
Total long-term debt	$441,049

12.	Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy.  The changes in the fair value of these derivatives are recognized immediately through earnings.

The following describes the Company's derivative classifications: The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of December 31, 2013 and June 30, 2014, the Company has entered into the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

As of December 31, 2013:

Interest Rate Index		Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,386	$470	12.25	2.35%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)
As of June 30, 2014:
Interest Rate Index		Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,072	$569	11.76	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $61 and a liability of $900, as of December 31, 2013 and an asset of $911 and a liability of $2,270 as of June 30, 2014).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
Balance Sheet Location		December 31, 2013	June 30, 2014
Fuel pricing contracts	Derivative liabilities, current	$(839)	$(1,359)
Interest rates contracts	Derivative liabilities, non-current	$(470)	$(569)

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the six months ended June 30, 2013 and 2014:
		Six months ended June 30,
Income/ (Loss)	Statements of Income Location	2013	2014

Fuel pricing contracts	Cost of revenue - third parties	$(284)	$(4,671)
Interest rate contracts	Interest and finance costs	102	(130)
Total		$(182)	$(4,801)

The following table sets forth by level our assets / liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets / liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

		Fair value measurements at December 31, 2013
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$470	$-	$470	$-
Fuel pricing contracts	$839	-	$839	-

Total	$1,309	$-	$1,309	$-
		Fair value measurements at June 30, 2014
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$569	$-	$569	$-
Fuel pricing contracts	$1,359	-	$1,359	-

Total	$1,928	$-	$1,928	$-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the periods ended June 30, 2013 and 2014, the Company entered into fuel pricing contracts for 639,700 metric tons and 1,666,600 metric tons, respectively.

The Company's derivatives trade in over the counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.	Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Six Months Ended June 30,
	2013	2014

Sales of marine petroleum products	$3,239,312	$3,378,926
Voyage revenues	10,213	15,277
Other revenues	12,790	20,375
Total Revenues	3,262,315	3,414,578

Cost of marine petroleum products	3,112,866	3,227,592
Cost of voyage revenues	6,728	7,685
Cost of other revenues	2,516	11,925
Total Cost of Revenues	$3,122,110	$3,247,202

Included in the cost of revenues is depreciation of $956 and $1,224 for the six months ended June 30, 2013 and 2014, respectively.

14.	Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Six Months Ended June 30,
	2013	2014

Salaries	$30,449	$29,745
Depreciation	8,880	8,382
Vessel hire charges	6,525	16,034
Amortization of dry-docking costs	3,257	2,807
Vessel operating expenses	18,430	17,352
Bunkers consumption	17,471	16,204
Storage costs	7,206	12,464
Broker commissions	1,945	2,169
(Release of)/ Provision for doubtful accounts	(350)	472
Other	5,765	5,137
Selling and Distribution expenses	$99,578	$110,766

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Six Months Ended June 30,
	2013	2014

Salaries	$6,204	$6,600
Depreciation	291	943
Office expenses	7,745	8,920
General and Administrative expenses	$14,240	$16,463

16.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at June 30, 2014 are as follows:

July 1 to December 31, 2014	$14,529
2015	29,060
2016	28,746
2017	28,671
2018	27,362
Thereafter	171,239
Total minimum annual payments under all noncancelable operating leases	$299,607

Rent expense under operating leases was $7,933 and $15,926 for the six months period ended June 30, 2013 and 2014, respectively.

Legal Matters: In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. On November 2013, the Court held that the matter is not pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a consequence the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr Varouxis' claim in France with the relevant pleadings procedurally scheduled to be filled by the parties on September 2, 2014. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit.  The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

In May, 2013, on the order of STX Corporation ("STX Corp.")., the Company supplied bunkers to the vessel UNICO SIENNA in the Port of Singapore.  The invoice for those bunkers totaled approximately $323.  STX Corp. has filed for reorganization in Korea, and has filed for protection under Chapter 15 of the U.S. Bankruptcy Code. The Company believes that has maritime liens against this vessel, and has arrested the UNICO SIENNA in Panama to enforce its maritime lien against it. The Company intends to exercise its remedies for recovery of the unpaid amounts and believes that it will recover the full amount due.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

17.	Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of nonvested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The following table summarizes the status of the Company's non-vested shares outstanding for the six months ended June 30, 2014:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2014	1,569,102	$8.52
Awarded	977,500	9.83
Vested	(615,769)	8.52
Forfeited	(1,750)	7.25
June 30, 2014	1,929,083	$9.18

Total compensation cost of $2,307 was recognized and included in the general and administrative expenses under accompanying condensed consolidated statements of income for the six months ended June 30, 2014.
As of June 30, 2014, there was $11,715 of total unrecognized compensation cost related to nonvested share-based compensation awards. This unrecognized compensation at June 30, 2014, is expected to be recognized as compensation expense over a weighted average period of 1.3 years as follows:

Amount
July 1 to December 31, 2014	$6,344
2015	4,231
2016	1,057
2017	83
$11,715

18.   Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period using the two class method. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of June 30, 2013 and 2014, the Company excluded 1,560,502 and 1,929,083 non vested shares, respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Six Months Ended June 30,
	2013	2014

Net and diluted income	$12,726	$14,419

Less: Dividends declared and undistributed earnings allocated to unvested shares	(346)	(526)
Basic and diluted income available to common stockholders	12,380	13,893

Basic weighted average number of common shares outstanding	45,670,903	46,215,011

Diluted weighted average number of common shares outstanding	45,670,903	46,215,011

Basic earnings per common share	$0.27	$0.30
Diluted earnings per common share	$0.27	$0.30

19.   Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense) / benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Six Months Ended June 30,
	2013	2014
Current tax expense	$246	$4,011
Net deferred tax expense/ (benefit)	150	(846)
Income tax expense	$396	$3,165
Effective tax rate	45.62%	42.54%

Our provision for income taxes for each of the six-month periods ended June 30, 2013 and 2014 was calculated for our Belgian, Canadian and U.S. companies that are subject to federal and state income taxes.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The reconciliation between the statutory tax expense on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Six Months Ended June 30,
	2013	2014
Income tax expense on profit before tax at statutory rates	$258	$3,352
Effect of permanent differences	138	(187)
Total tax expense	$396	$3,165

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

20.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.
The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.
The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.
The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.
The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

21.	Sale of Subsidiary:

On February 25, 2013, the Company entered into an agreement with a third-party to sell its ownership interest (55.5%) in Aegean Oil Terminals (Panama). The remaining interest had been previously presented as a non-controlling interest on the consolidated financial statements. Under the terms of the agreement, an amount of $6,318 was paid to the Company. Also, an amount of $3,384 was distributed from Aegean Oil Terminals as dividends to Aegean and an amount of $2,713 to the non-controlling interest in accordance with the ownership interests. The Company's gain from the sale of its ownership interest in Aegean Oil Terminals is included in Gain on sale of subsidiary on the accompanying condensed consolidated statement of income. The net effect of the cash received from the sale and the transfer of cash balances to the owners is reflected in Proceeds from Sale of subsidiary, net of cash surrendered in the investing activities of the consolidated statement of cash flows.

Under a separate agreement with the purchaser, the Company simultaneously agreed to lease from the purchaser fuel storage facilities at the ports of Panama.

22.	Subsequent Events:

Sale of vessels: On July 3 and August 5, 2014, the Company completed the sale and delivered the double hull bunkering tankers Aegean XI and Aegean XII, of deadweight 11,050 and 3,680, respectively, to third-party purchasers. The vessels were sold for a total amount of $3,400, resulting in a net loss of approximately $4,300.

Agreement for sale of vessel: On July 30, 2014, the Company entered into an agreement to sell its single hull bunkering barge PT36, of deadweight 3,730, to third-party purchaser for an amount of $450. The expected gain from the sale is approximately $300.